Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325 6665

Media Release October 15, 2014
Credit Suisse Announces Coupon Payments on its Gold Shares Covered Call ETN (ticker symbol “GLDI”) and its Silver Shares Covered Call ETN (ticker symbol “SLVO”).

•	On October 13, 2014, Credit Suisse declared Coupon Payments for the Gold Shares Covered Call ETN and the Silver Shares Covered Call ETN. Coupon details can be found in the table below.
•	The aforementioned ETNs are listed on the NASDAQ.

ETN Ticker	ETN Name	Ex-Date	Record Date	Payment Date	Coupon Payment	Coupon Frequency	Current Yield*†
GLDI	Gold Shares Covered Call ETN	10/20/2014	10/22/2014	10/27/2014	$ 0.0476	Monthly	4.46%
SLVO	Silver Shares Covered Call ETN	10/20/2014	10/22/2014	10/27/2014	$ 0.0505	Monthly	4.77%

* The “Current Yield” equals the current monthly Coupon Payment annualized and divided by the Closing Indicative Value of the applicable ETN on October 13, 2014.

† The “Current Yield” is not indicative of future monthly Coupon Payments, if any, on the ETNs. The monthly Coupon Payments (if any) are variable and dependent on the premium generated by the notional sale of options on the GLD shares or the SLV shares, as applicable, and such payments do not represent fixed periodic interest payments.

Press Contact
Justin Perras, Credit Suisse AG, telephone +1 212 538 2206, justin.perras@credit-suisse.com

Credit Suisse ETNs
Telephone +1 212 538 0859, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. The ETNs are not linked to, and investors have no rights to any physical commodity. Coupon payments on the ETNs will vary and could be zero. Variable monthly coupon payments are generated from selling covered calls, which limits upside participation.  There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest.  An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Media Release
October 15, 2012 Page 2/2

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

GLDI:
Pricing Supplement dated January 28, 2013: http://www.sec.gov/Archives/edgar/data/1053092/000089109213000653/e51690_424b2.htm
Pricing Supplement Addendum dated June 10, 2014: http://www.sec.gov/Archives/edgar/data/1053092/000089109214004537/e59256_424b2.htm

SLVO:
Pricing Supplement dated April 16. 2013: http://www.sec.gov/Archives/edgar/data/1053092/000089109213003364/e53194_424b2.htm
Pricing Supplement Addendum dated September 12, 2014: http://www.sec.gov/Archives/edgar/data/1053092/000089109214006881/e60525_424b2.htm
Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2014, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.